Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637
BY EDGAR	Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrown.com
February 16, 2009
Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Edward S. Best Direct Tel (312) 701-7100 Direct Fax (312) 706-8106 ebest@mayerbrown.com
Re:	United America Indemnity, Ltd. Registration Statement on Form S-3
Ladies and Gentlemen:
     On behalf of United America Indemnity, Ltd., a Cayman Islands exempted company (the “Company”) transmitted herewith pursuant to the Securities and Exchange Commission’s EDGAR System is the Company’s Registration Statement on Form S-3. Pursuant to the Commission’s rules, the registration fee has previously been wired to the designated depository of the Commission.
     The Company plans to file a pre-effective amendment to the registration statement immediately following the filing of its Annual Report on Form 10-K for the year ended December 31, 2008 and to request the acceleration of the effectiveness of the registration statement to the earliest practicable date thereafter, subject to the review status of the filing.
     If we can assist members of the staff in any way in reviewing the registration statement or provide additional information, please call Charles F. Barr, Executive Vice President and General Counsel of the Company (610-538-2520) or the undersigned of Mayer Brown LLP, counsel to the Company.

Very truly yours,

Edward S. Best

ESB:
Enclosures
cc: Charles F. Barr
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